FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

99.1	Press Release dated February 26, 2008

99.2	Press Release dated February 29, 2008

EXHIBIT 99.1

GENERAL ASSEMBLY OF TURKCELL IS TO CONVENE ON APRIL 25, 2008

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

The Board of Directors of Turkcell decided that the Ordinary General Assembly of Turkcell for the year 2007 is to convene at Turkcell Plaza, Conference Room, Mesrutiyet cad. No:71 Tepebasi, Istanbul on Friday, April 25, 2008, at 15:00.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure

TURKCELL ILETISIM HIZMETLERI A.S.

Ferda Atabek	Koray Ozturkler
Investor Relations	Investor Relations
26.02.2008, 17:15	26.02.2008, 17:15

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

TURKCELL ILETISIM HIZMETLERI A.S.

AGENDA OF THE

ORDINARY GENERAL ASSEMBLY MEETING

DATED APRIL 25, 2008

1.	Opening and election of the Presidency Board;

2.	Authorizing the Presidency Board to sign the minutes of the meeting;

3.	Submittal for the approval of the temporary election of the board members made by the Board of Directors during the previous year in order to fill the vacancies and approval thereof;

4.	Reading the Annual Reports of the Board of Directors, the Auditors and the summary of the Independent Audit Firm’s report relating to fiscal year 2007;

5.	Review, discussion and approval of the Balance Sheet and profits/loss statements relating to fiscal year 2007;

6.	Release of the Board members and auditors from activities and operations of the Company in year 2007;

7.	Election of auditors for a period of one year and determination of their remuneration;

8.	Discussion of and decision on the Board of Directors’ proposal concerning the distribution of profit for year 2007;

9.	Informing the General Assembly regarding the donations made in year 2007;

10.

Discussion of and approval of the election of the independent audit firm realized by the Board of Directors in accordance with the article 14 of the Regulation Concerning the Independent External Audit in Capital Markets which is published by the Capital Markets Board;

11.

Decision permitting the Board Members to, directly or on behalf of others, be active in areas falling within or outside the scope of the Company’s and to participate in companies operating in the same business and to perform other acts in compliance with Articles 334 and 335 of the Turkish Commercial Code;

12.	Wishes and hopes.

EXHIBIT 99.2

INTELTEK SIGNED A CONTRACT WITH SPOR TOTO

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Inteltek, Turkcell’s 55% subsidiary, which operates in sports betting business has signed a contract with the Turkish State Organization, Spor Toto, to continue the operation of the popular sports betting game “Iddaa” for up to one year in the 4,000 points of sale that it has established in Turkey.

The new contract is based on the recent law that has been approved by the Turkish Parliament and published on the Official Gazette on February 27, 2008 that sets the framework for the operation of sports betting in Turkey. According to this law, it is expected that during this year a new tender will be procured for the operation of sports betting in Turkey for the next period of up to 10 years.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure

TURKCELL ILETISIM HIZMETLERI A.S.

Ferda Atabek	Koray Ozturkler
Investor Relations	Investor Relations
29.02.2008, 17:15	29.02.2008, 17:15

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 16, 2009	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor and International Media Relations

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 16, 2009	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler Title: Chief Corporate Affairs Officer